June 25, 2008

Mail Stop 4561

Geraldo Travaglio Filho, Principal Financial Officer
Unibanco Holdings S.A.
Avenida Eusébio Matoso 891
22nd Floor
05423-901 San Paulo, SP
Brazil

Re: Unibanco-Union of Brazilian Banks S.A. & Unibanco Holdings S.A.
Form 20-F for Fiscal Year Ended December 31, 2006
Files No. 001-14640 and 001-14640-01

Dear Mr. Filho:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                         Sincerely,

                                         John P. Nolan
                                         Accounting Branch Chief